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                          October 2, 2020

       Gregory D. Gorgas
       Chief Executive Officer and President
       Artelo Biosciences, Inc.
       888 Prospect Street, Suite 210
       La Jolla, CA 92037

                                                        Re: Artelo Biosciences,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 28,
2020
                                                            File No. 333-249083

       Dear Mr. Gorgas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services